Free-Writing Prospectus

Filed pursuant to Rule 433

Registration Statement No. 333-134553

The following article regarding the launch of Lehman Brothers Holdings Inc.’s exchange-traded note program was published by InvestmentNews on March 10, 2008. Lehman Brothers Holdings Inc. neither endorses nor adopts any of the opinions expressed in this article (other than (1) any opinion expressed by any representative of Lehman Brothers which is expressly quoted and attributed to such representative in the article or the caption under the photograph accompanying the article and (2) the statements in the fifth and last paragraphs under the caption “Appetite for Alternatives” attributed to a representative of Lehman Brothers) regarding Lehman Brothers Holdings Inc.’s exchange-traded note program or any other issues discussed in this article and does not make any representations as to the accuracy of such opinions.

[InvestmentNews]

Rivalry in ETN market is heating up

Lehman Brothers is latest to launch platform for exchange traded notes

By David Hoffman

March 10, 2008

Financial advisers are glad to see that competition is heating up in the nascent exchange traded note market.

Lehman Brothers Holdings Inc. of New York stirred things up last month when it launched Opta, an exchange traded note platform, and three Opta ETNs.

Because Lehman is such a large organization, its entry into the ETN market has the potential to “draw more attention” to the investments, said James J. Holtzman, a certified financial planner and adviser with Legend Financial Advisors Inc. of Pittsburgh.

ETNs are close cousins of ex-change traded funds. However, they are debt securities backed only by the credit of the issuer; ETFs typically are registered investment companies and are collateralized by an underlying portfolio of securities.

“ETNs are so new, other advisers haven’t heard about them,” said Mr. Holtzman, whose firm oversees nearly $350 million in assets.

The launch of Lehman’s ETN platform followed the launch of the Elements ETN platform last August.

Elements ETNs, of which there are nine, are brought to the market by a partnership that includes index providers, investment-grade issuers, distributors and securities exchanges.

Issuers include Deutsche Bank AG and Swedish Export Credit Corp. Distributors include Merrill Lynch & Co. Inc. and Nuveen Investments LLC.

The most successful ETN platform to date, however, has been the first: the iPath ETN platform, launched in June 2006.

There are more than $4 billion in assets among 16 iPath notes, which are issued by Barclays Bank PLC of London and distributed by Barclays Global Investors of San Francisco.

APPETITE FOR ALTERNATIVES

The popularity of ETNs is a reflection of advisers’ growing appetite for alternative investments.

“ETNs allow you to bring a lot of alternative products to anyone,” said Warun Kumar, Lehman’s managing director of structured investments for the Americas.

Since ETNs are backed by the credit of the issuer, and not the components of the underlying index, they are more able to access hard-to-reach areas of the market.

For example, the Opta S&P Listed Private Equity Index Net Return ETN tracks the S&P Listed Private Equity Index, which comprises 30 global listed private-equity companies.

It’s one of a very few investments that give retail investors access to private equity, Mr. Kumar said.

The other two Opta ETNs, the Opta Lehman Brothers Commodity Index Pure Beta Total Return ETN and the Opta LBCI Pure Beta Agriculture Total Return ETN, give investors access to commodities.

Such access could prove valuable to investors, said Marvin Appel, chief executive of Appel Asset Management Corp. a Great Neck, N.Y.-based firm with $50 million in assets.

“I’m very positive about the idea of ETNs because they allow you to track indexes you wouldn’t otherwise get access to,” said Mr. Appel, who invests in ETNs for himself.

His praise of ETNs, however, is tempered by the perception that in some cases, the bid-ask spread — that is, the difference in price between the highest price that a buyer is willing to pay for an asset and the lowest price for which a seller is willing to sell it — is unusually wide.

While Mr. Holtzman is encouraged that Lehman is getting into the ETN game, he said, there is “overlap” between the commodities ETNs being offered by Lehman and those being offered by Barclays.

The same overlap can be seen with regard to Elements ETNs, he said.

As a result, Mr. Holtzman said, he sees no reason to add their commodities ETNs to his client portfolios. He’s perfectly happy with the performance of comparable iPath ETNs, Mr. Holtzman said.

As he does his due diligence on new ETNs, however, that could change, he admitted.

Lehman said that it believes there is an appetite out there for new ETNs, and it plans to fill it, Mr. Kumar said.

Warun Kumar, Managing director, Lehman Brothers:

“ETNs allow you to bring a lot of alternative products to anyone,”

Lehman Brothers Holdings Inc. has filed a registration statement (including a base prospectus) with the U.S. Securities and Exchange Commission, or SEC, for the offerings to which this communication relates. Before you invest, you should read this free writing prospectus together with the relevant pricing supplement and the accompanying base prospectus dated May 30, 2006, as supplemented by the MTN prospectus supplement dated May 30, 2006 relating to our Series I medium-term notes of which the Opta ETNs are a part. Buyers should rely upon the accompanying base prospectus and MTN prospectus supplement, the pricing supplement, this free writing prospectus and any other relevant terms supplement for complete details. The pricing supplement, together with the base prospectus and MTN prospectus supplement, contain the terms of the Opta ETNs and supersede all prior or contemporaneous communications concerning the Opta ETNs. To the extent that there are any inconsistencies among this free writing prospectus, the pricing supplement, the base prospectus and the MTN prospectus supplement, the pricing supplement shall supersede this free writing prospectus, the base prospectus and the MTN prospectus supplement. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Opta ETNs. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term or by calling Lehman Brothers Inc. toll-free at 1-888-603-5847.